Exhibit (c)(ii)
Project Sycamore
EXECUTIVE SUMMARY
April 2010
BIA Capital Strategies, LLC
15120 Enterprise Court, Chantilly, VA 20151-1217
phone 703.818.8115 • fax 703.803.3299
Members FINRA
Book No.___________

PROJECT SYCAMORE
EXECUTIVE SUMMARY
This Memorandum has been prepared from information obtained from the management of JS Acquisition, Inc. (the “Company”) and from other sources believed to be reliable. BIA Capital Strategies, LLC (“BIA Capital”) makes no representations or warranties, express or implied, as to the accuracy, fairness or completeness of such information. Any prospective purchaser or investor is urged to consider an independent analysis of the Company and Emmis Communications Corporation (“EMMS”). This Memorandum does not contain all of the information material to an evaluation of the business, does not contain or constitute a representation or warranty of any nature whatsoever, is provided solely for the purpose of assisting recipients in evaluating whether to pursue a business transaction with the Company, and does not constitute an offer of any security by any person. Each of the Company and BIA Capital expressly disclaim any and all liability which may be based on the Memorandum or any of its contents, errors therein or omissions there from. The recipient shall be entitled to rely solely on the representations and warranties made to it in any final executed purchase agreement. Neither the Company nor BIA Capital is under any obligation to, or expected to, update or otherwise revise the Memorandum supplied herein.
This Memorandum includes certain statements, estimates and projections concerning the anticipated future performance of EMMS. Such statements, estimates and projections reflect various significant assumptions and subjective judgments concerning anticipated results, which may or may not prove to be correct. No representations or warranties are made as to the accuracy or completeness of such statements, estimates or projections as such statements, estimates and projections were prepared for internal planning purposes only and not with a view to public disclosure and therefore are not necessarily in compliance with published guidelines of the United States Securities and Exchange Commission or the guidelines of the American Institute of Certified Public Accountants regarding forward-looking statements, estimates or projections. You should not place undue reliance on these statements, estimates or projections and should understand that many important factors, in addition to those discussed or referred to in this Memorandum, could cause EMMS’s results to differ materially from those expressed in such statements, estimates or projections. For these reasons, you should not regard the inclusion of forward-looking statements, estimates or projections in this Memorandum as an indication that the Company or any of its affiliates or representatives considers that such statements, estimates or projections are or will prove to be correct, and the statements, estimates and projections should not be relied upon as such.
THIS MEMORANDUM CONTAINS PROPRIETARY AND CONFIDENTIAL INFORMATION. THIS MEMORANDUM IS BEING PROVIDED TO YOU UNDER A CONFIDENTIALITY AGREEMENT WHOSE TERMS WILL BE CLOSELY MONITORED AND STRICTLY ENFORCED. CONSEQUENTLY, YOU ARE URGED TO EXERCISE THE UTMOST DISCRETION IN MAKING THE ENCLOSED INFORMATION AVAILABLE TO YOUR EMPLOYEES, AFFILIATES OR ADVISORS WHO MAY NEED TO ANALYZE SUCH MATERIAL IN THE COURSE OF YOUR EVALUATION OF AN INVESTMENT IN THE

COMPANY. THIS MEMORANDUM AND ANY SUBSEQUENTLY FURNISHED INFORMATION MUST BE RETURNED TO BIA CAPITAL, WITHOUT RETAINING COPIES OR EXCERPTS THEREOF, IF YOU DETERMINE NOT TO PROCEED WITH A TRANSACTION WITH THE COMPANY. PERSONNEL OF THE COMPANY SHOULD UNDER NO CIRCUMSTANCES BE CONTACTED DIRECTLY. INQUIRIES AND REQUESTS FOR FURTHER INFORMATION SHOULD BE DIRECTED TO ONE OF THE FOLLOWING REPRESENTATIVES OF BIA CAPITAL:

Chuck Wiebe	Mike Andres	Tom Buono
Managing Director	Managing Director	Managing Director
Direct: 703/802-2962	Direct: 703/802-9618	Direct: 703/802-2960
cwiebe@bia.com	mandres@bia.com	tbuono@bia.com

FORWARD-LOOKING STATEMENTS
This memorandum contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions. These statements include, among others, statements regarding the expected business outlook, anticipated financial and operating results, the business strategy and means to implement the strategy, the objectives, the amount and timing of capital expenditures, the likelihood of success in expanding the business, financing plans, budgets, working capital needs and sources of liquidity.
Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:
•	general economic conditions in the markets of operation;

•	system failures and disruptions;

•	non-performance of third-party vendors;

•	conflicts of interest and other risks due to our ownership and holding company structure;

•	the loss of key executives and failure to recruit and retain qualified personnel;

•	the risks associated with the expansion of our business;

•	our possible inability to integrate any businesses we acquire;

•	competitive pressures;

•	compliance with laws and regulations, including those relating to the broadcast industry;

•	and other factors discussed elsewhere in this document.
Except as required by applicable law, including rules and regulations of the SEC, we are under no obligation to publicly update or revise any forward-looking statements after we distribute this document. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in the Company, you should be aware that the occurrence of the events described above and elsewhere in this document could harm our business, prospects, operating results, and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results or performance.

Executive Summary
Opportunity:
BIA Capital Strategies LLC (“BIA”) has been retained by JS Acquisition, Inc. (the “Company”) and Jeffrey Smulyan, (“Smulyan”), its sole owner, to advise the Company and raise funds to purchase outstanding Common and Preferred shares of Emmis Communications Corporation (“EMMS”), as well as for associated deal expenses. As a private company, JS Acquisition would not be subject to the outside forces driving stock values and would have the flexibility to operate without the costs and quarterly focus of a public company. The proposed transaction would continue the recent broadcasting industry trend of public companies choosing to become private.
The Company believes the future of radio broadcasting remains attractive due to continued strong medium reach, attractive automobile usage trends, improved sound quality and improved ratings reliability. Furthermore, the radio industry overall and EMMS specifically are projecting increased revenues in the first two quarters of 2010, reversing the industry and EMMS company-specific quarterly trends that have been present since 2008. Advertising revenue, which comprises the vast majority of radio industry revenues is typically significantly impacted during economic downturns; it is expected the industry, and EMMS in particular, are well positioned to benefit from improvements in economic climate. Like many other radio operators, EMMS has taken action during 2009 to significantly reduce fixed expenses.
Proposed Transaction:
There are approximately 37.6 million shares of EMMS common stock outstanding and 2.8 million EMMS preferred stock. Smulyan owns about 5 million common shares, with family, friends, certain directors and employees accounting for another 2.1 million common shares. The Proposed Transaction contemplates purchasing the approximately 30.5 million non-Smulyan/non-insider shares and the 2.8 million preferred shares. The common stock and convertible preferred stock would need to be purchased simultaneously in order to avoid the preferred stock being required to be redeemed at par.
While the final Sources/Uses will vary based on resolution of purchase price, the following represents current common stock price ($1.10) and preferred stock price ($14.50) at 3/15/10:

Sources			Uses
Preferred Equity	$81,150,000	+	Common Stock Buy-out	$33,550,000
			Preferred Stock Buy-out	40,600,000
			Closing Fees	7,000,000

Total Sources	$81,150,000	+	Total Uses	$81,150,000	+
The Company expects that a premium to the current trading value of the common and preferred stock will be paid, but no decision as to the amount of such premium has been made. If an amount of new Preferred Equity of JS Acquisition is raised above the amount needed for the purchase of common and preferred shares and closing fees, it will be used for general corporate working capital needs. In 2009, EMMS renegotiated terms of its credit agreement. JS Acquisition believes this document would survive this transaction, as Jeff Smulyan will continue to control EMMS.
Proposed Structure:
Significant terms of the proposed instrument:
Issuer: JS Acquisition, Inc.
Security: Preferred Stock, Series A
Amount Issued: $81,150,000+
Issue Date: July 2010
Dividend: 15% accrued, 0% payable in cash
Ownership rights: Up to 15% of JS Acquisition, on the first $81.15 million invested, with an additional 1% for each additional $2 million invested; Smulyan to retain majority ownership control
Board Rights: 2 board seats
EMMS Properties:
EMMS is a diversified media company, principally focused on radio broadcasting. EMMS operates the 8th largest publicly traded radio portfolio in the United States based on total listeners. As shown in the following chart, EMMS owns and operates seven FM radio stations serving the nation’s top three markets — New York, Los Angeles and Chicago. Additionally, they own and operate fourteen FM and two AM radio stations with strong positions in St. Louis, Austin (a 50.1% controlling interest), Indianapolis and Terre Haute, IN.

Emmis Domestic Radio Properties

							Population
Market	Rank	CALLS		Format	Frequency	Class	Coverage

New York, NY	1	WRXP	FM	Adult Rock	101.9	B	15,384,745
New York, NY	1	WRKS	FM	Urban AC	98.7	B	15,354,286
New York, NY	1	WQHT	FM	Rhymc/CHR	97.1	B	15,438,005

Los Angeles, CA	2	KPWR	FM	Rhymc/CHR	105.9	B	13,136,140
Los Angeles, CA	2	KMVN	FM*	Rhymc/HotAC	93.9	B	14,664,084

Chicago, IL	3	WKQX	FM	Alternative	101.1	B	7,161,620
Chicago, IL	3	WLUP	FM	Clsc Rock	97.9	B	6,861,737

St. Louis, MO	20	KIHT	FM	Clsc Hits	96.3	C1	2,581,637
St. Louis, MO	20	KFTK	FM	Talk	97.1	C1	2,195,337
St. Louis, MO	20	KPNT	FM	Alternative	105.7	C	2,512,310
St. Louis, MO	20	KSHE	FM	Clsc Rock	94.7	C0	2,603,525

Austin, TX	39	KBPA	FM	Clsc Hits	103.5	C0	1,637,994
Austin, TX	39	KROX	FM	Alternative	101.5	C2	1,159,538
Austin, TX	39	KDHT	FM	Hip Hop	93.3	C	1,697,089
Austin, TX	39	KDHT	AM	News/Talk	590	B	11,714,924
Austin, TX	39	KLBJ	FM	Clsc Rock	93.7	C	1,341,289
Austin, TX	39	KGSR	FM	AAA	107.1	C2	1,152,837

Indianapolis, IN	40	WLHK	FM	Country	97.1	B	1,525,211
Indianapolis, IN	40	WIBC	FM	News/Talk	93.1	B	1,584,679
* Emmis holds license to KMVN(FM) in Los Angeles, but has leased right to operate station to Grupo Radio Centro for $7M/year with $110M put/call purchase option within 7 years. Source: population coverage provided by BIA
In addition to their domestic radio properties, EMMS operates an international radio business, publishes several city and regional magazines and operates Emmis Interactive. Internationally, EMMS owns and operates a national radio network in Slovakia and three national radio networks in Bulgaria.

Rádio Expres
Rádio Expres is the top-rated commercial station in Slovakia, featuring a format of popular music, news, and entertainment. Its web page is the most visited of all the Slovakian radio stations. Rádio Expres broadcasts from Bratislava, the capital of Slovakia, and is heard throughout the country.

Radio FM+
Radio FM+ is a full service mainstream “Euro AC” (adult contemporary) network, targeting listeners in the 25-45 age group. A target group-tested international music mix of ‘80s and ‘90s harmonic hits is blended with Bulgarian best-testers and a dose of contemporary charters, and served up by carefully selected, well rounded personalities.

Radio Fresh!
Radio Fresh! is the top rated Contemporary Hit Radio (CHR) station in Bulgaria, and among the top five national radio stations in the country. In early 2009 EMMS became sole shareholder of Radio Fresh!

Star FM
STAR is Bulgaria’s Home for Classic Rock. Key artists include Eric Clapton, The Who, Deep Purple, Led Zeppelin, Aerosmith... all your legendary classic rock artists. Along with the songs from these rock stars you will hear the Beatles, Bob Dylan, Rod Stewart, Chris Rea — even Monkees, and Beach Boys for spice.
On November 18, 2009, Sláger Radio in Hungary went off the air after the station lost a license renewal bid to a competing bidder. However, in late January a Hungarian court ruled in favor of EMMS, stating the bidding process was not legal. The court ruling has been appealed, with an appeal hearing date of July 1, 2010. EMMS is exploring possible resolutions and is hoping to either return to the airwaves or receive compensation for the loss of the license. However, no assurances can be given as to whether EMMS will be successful in its efforts.
EMMS’s publishing operations consist of city and regional magazines including Texas Monthly, Los Angeles, Atlanta, Indianapolis Monthly, Cincinnati and Orange Coast. EMMS also owns Country Sampler, a crafting magazine. EMMS’s publications enjoy a distinguished legacy of editorial excellence. In 2010, EMMS’s publications received 5 National Magazine Award nominations and 54 City and Regional Magazine Award nominations. Each of EMMS’s publications enjoys a strong leadership position in its respective market. The majority of EMMS’s circulation is delivered to paying subscribers thereby providing the company with greater readership stability and a second revenue stream, relative to its competitors which rely largely on controlled free distribution. Many entities within Emmis Publishing also operate ancillary businesses (e.g., specialty publications, custom publishing for third parties) that enhance profitability.
In 2002, EMMS formed Emmis Interactive, a “software-as-service” provider that provides local media companies with the technology platform and sales strategy to develop a profitable interactive business. Emmis Interactive serves over 200 customers within the United States, Canada and the United Kingdom.
EMMS also engages in various businesses ancillary to their broadcasting business, such as broadcast tower leasing, consulting and operating a news information radio network in Indiana.
Financial Performance:
Operating advertising-based businesses in the United States and in Eastern Europe, EMMS has been hard hit by the downturn in traditional advertising and the recession. The following chart summarizes the key revenue and EBITDA trends at these properties over the past four years, including the estimated \performance for the fiscal year ending February 28, 2010 and projections for the fiscal year ending February 28, 2011.
Emmis Communications
Revenue and EBITDA Summary
(in $000)

				Estimated	Projected
Revenue	YE-2/07	YE-2/08	YE-2/09 (1)	YE-2/10 (1)	YE-2/11

Domestic Radio	239,560	224,081	201,336	159,278	167,609
International Radio	34,175	41,767	22,053	15,978	17,067
Other Radio Revenue	0	877	1,552	2,023	4,791

Total Radio Revenue	273,735	266,725	224,941	177,279	189,467
Publishing Revenue	93,146	94,862	82,990	65,102	65,684

Total Revenue	366,881	361,587	307,931	242,381	255,151

Media Cash Flow (2)
Domestic Radio	88,667	69,135	52,812	40,131	50,173
International Radio	10,966	13,334	7,339	3,998	5,647
Other Radio	(1,280)	(2,726)	3,759	(5,210)	(2,678)

Total Radio Cash Flow	98,353	79,743	63,910	38,919	53,142
Publishing Cash Flow	9,244	14,414	7,488	2,099	3,046

Total Property Cash Flow	107,597	94,157	71,398	41,018	56,188

Corporate Overhead	(25,967)	(16,558)	(15,220)	(11,676)	(10,909)

EBITDA	81,630	77,599	56,178	29,342	45,279

Less: Minority Interest	(8,941)	(9,958)	(5,547)	(4,137)	(4,244)
EBITDA after Minority Interest	72,689	67,641	50,631	25,205	41,035
(1) Excluded above are nonrecurring severance expenses for 2009 and 2010, in the amounts of 4,143 and 7,170 respectively. (2) Media Cash Flow includes all pre-corporate-overhead cash flows including Broadcast Cash Flows and Publishing Cash Flows.
The above chart highlights the negative performance during F2008 - F2010, as EMMS revenue and EBITDA have been severely impacted due primarily to the economic downturn’s effect on advertising, which comprises the vast majority of the company’s revenue.
The Company is presently projecting a 5% increase in revenues in F2011, which will lead to an increase in EBITDA to $41.0 million (from $18.0 million in F2010). The vast majority of radio operators are expected to show positive revenue and EBITDA results during 2010 and are presently reporting positive pacing results for the balance of 2010.
The above figures represent the historical and projected F2011 operations of EMMS as a public company. It is estimated that there are approximately $1.5 million of costs included in Corporate

Overhead that are directly related to EMMS’s operation as a publicly-traded company that would be eliminated going forward.
EMMS’ most recent Annual Report on Form 10-K, as well as substantial additional financial and other information on EMMS is available. You should consult this additional information prior to making any investment decision. This information can be found here: http://www.sec.gov/edgar/searchedgar/companysearch.html.
Investment Thesis:
1. Radio is Well-Positioned for Rebound
*The majority of public and private radio operators are expected to report positive revenue and EBITDA in Q1 and Q2 2010. Nearly all industry analysts are projecting increased industry revenue trends for U.S. radio in 2010 after two years of declines. BIA/Kelsey is forecasting that the $13.7 billion spent on local radio advertising in 2009 will grow to $15.9 billion in 2014, with revenue growth projected for each year during the period. The increases within the radio industry in 2010 are driven partially by a return of many national advertisers, a trend that should benefit EMMS disproportionally, due to its larger market concentration.
*Radio currently reaches over 239 million listeners (93.1% of the US population age 12 and older) during an average week, according to Arbitron Ratings Company as of March 2010. Radio’s reach includes all demographics, reaching 91% of teens age 12 to 17, 93% of African Americans, 94% of Hispanics and 96% of college graduates ages 25 to 54. Over the past year, over-the-air radio listening actually increased by slightly over 1%, measured in total listeners.
*While Arbitron is still in the process of shifting from diary ratings to portable people meter (“PPM”), this move is expected to increase ratings reliability and make the medium easier for media buyers to purchase. As a predominantly large-market group, the EMMS properties have largely made this transition already. Historically, total radio advertising revenues have been lower than the industry’s share of time spent with the media. It is expected that improved measurement will help the radio industry increase its share of the advertising dollars spent.
*The recent U.S. Supreme Court ruling that bans certain limits on corporate campaign spending is expected to benefit the media with the largest reach, specifically television and radio. This, coupled with continued division in the U.S. on many key issues, is expected to cause increasingly competitive political contests.
*After several quarters of decline during the economic downturn, the average time spent driving increased again in Q4 2009 and is expected to continue to increase in 2010.
2. EMMS Properties Possess Strong Asset Value
The value of radio stations is directly impacted by the size of the market they serve and the coverage of their broadcasting signal, as well as the Broadcast Cash Flow that the stations are generating. In addition to traditional BCF multiples and stick valuations, stations can also be viewed on a “Per Pop” basis in relation to the population of the market served. For example, in 2009, EMMS signed an agreement to sell KMVN(FM), Los Angeles, with a population coverage of 14.7 people for $110 million, or $7.50 per covered population. This transaction is structured as a local marketing agreement (LMA) combined with a put and call agreement. Under the LMA, the purchaser is to pay EMMS $7 million per year (and reimburse substantially all of the station operating expenses) in exchange for the right to provide all of the station’s programming and sell all of the station’s commercial airtime. The first two years of the annual payment were pre-paid upon signing the agreements. The Purchaser then has the option to purchase the station for $110 million at any time during the first seven years of the LMA, with EMMS having the right to put the station to the purchaser at the end of the seven year period. The following chart illustrates possible ranges in value for the domestic stations as estimated by BIA:

Emmis Communications
Value Summary
(valuations in $000)

		Secondary
		Population					Cash Flow	Cash Flow
Market	Calls	Coverage	$7.50	$6.50	$5.50	$4.50	F2011 (2)	Multiple	Valuation (3)

New York, NY	WRXP FM	15,384,745	115,386	100,001	84,616	69,231	NA	NA	50,000
New York, NY	WRKS FM	15,354,286	115,157	99,803	84,449	69,094	7,579	9.0x	68,211
New York, NY	WQHT FM	15,438,005	115,785	100,347	84,909	69,471	6,794	9.0x	61,146

			346,328	300,151	253,974	207,797	14,373		179,357

Los Angeles, CA	KPWR FM	13,136,140	98,521	85,385	72,249	59,113	12,740	9.0x	114,660
Los Angeles, CA	KMVN FM	14,664,084	109,981	95,317	80,652	65,988	6,402	9.0x	57,618

			208,502	180,701	152,901	125,101	19,142		172,278

Chicago, IL	WKQX FM	7,161,620	53,712	46,551	39,389	32,227	422	NA	40,000
Chicago, IL	WLUP FM	6,861,737	51,463	44,601	37,740	30,878	2,449	NA	40,000

			105,175	91,152	77,128	63,105	2,871		80,000

St. Louis, MO	KIHT FM	2,581,637	19,362	16,781	14,199	11,617	426	9.0x	3,834
St. Louis, MO	KFTK FM	2,195,337	16,465	14,270	12,074	9,879	206	9.0x	1,854
St. Louis, MO	KPNT FM	2,512,310	18,842	16,330	13,818	11,305	1,362	9.0x	12,258
St. Louis, MO	KSHE FM	2,603,525	19,526	16,923	14,319	11,716	2,495	9.0x	22,455

			74,196	64,303	54,410	44,518	4,489		40,401

Austin, TX	KBPA FM	1,637,994	12,285	10,647	9,009	7,371	2,530	9.0x	22,770
Austin, TX	KROX FM	1,159,538	8,697	7,537	6,377	5,218	1,266	9.0x	11,394
Austin, TX	KDHT FM	1,697,089	12,728	11,031	9,334	7,637	455	9.0x	4,095
Austin, TX	KLBJ AM (1)	1,714,924	6,935	6,935	6,935	6,935	2,435	9.0x	21,915
Austin, TX	KLBJ FM	1,341,289	10,060	8,718	7,377	6,036	1,495	9.0x	13,455
Austin, TX	KGSR FM	1,152,837	8,646	7,493	6,341	5,188	323	9.0x	2,907

			59,351	52,362	45,373	38,385	8,504		76,536

Indianapolis, IN	WLHK FM	1,525,211	11,439	9,914	8,389	6,863
Indianapolis, IN	WIBC FM	1,584,679	11,885	10,300	8,716	7,131
Indianapolis, IN	WFNI AM (1)	5,512,353	8,043	8,043	8,043	8,043
Indianapolis, IN	WYXB FM	1,549,981	11,625	10,075	8,525	6,975

			42,992	38,332	33,672	29,013	1,549	9.0x	13,941

Terre Haute, IN	WTHI FM	247,786	1,858	1,611	1,363	1,115	556	8.0x	4,448
Terre Haute, IN	WWVR FM	121,826	914	792	670	548	17	8.0x	136

			2,772	2,402	2,033	1,663	573		4,584

Other Radio Cash Flows							-205	NA	NA
International Radio							5,647	6.0x	33,882
Publishing							3,046	5.0x	15,230
Interactive							-2,473	NA	5,000

Domestic Radio Total Value			839,316	729,404	619,492	509,581			567,097
Total Value of Company									621,209

(1)	AM’s valued at $5/ primary pop.

(2)	Cash Flows are pre-corporate expenses.

(3)	Radio stations without cash flow multiples are based on stick values
Source: BIA estimates

The above chart shows valuation of the EMMS properties based on a multiple of 9x projected F2011 Broadcast Cash Flow, which BIA believes is in line with current public radio company valuations. The lack of recent private transactions in the radio industry (with the exception of certain non-BCF properties) doesn’t allow for comparison to recent transaction multiples. The presentation of the valuations based on a “Per Pop” shows further support for the value of these properties, which are primarily located in large markets.
EMMS currently has total debt of approximately $350 million of which $340 million is related to its senior debt facility. If EMMS was to pursue the sale of some of its major market FM stations, at the ranges of valuation stated in the above chart, the amount of debt on EMMS could be reduced substantially. EMMS has been from time to time, and expects to continue to be, in active discussions regarding the sale of certain properties, primarily non-cash flowing properties.
The above chart illustrates the value BIA believes is present in the EMMS’s long-term assets, which is not being reflected in its current market valuation, particularly relating to its large market domestic radio properties. The public market assigned a total enterprise value to EMMS of just $378 million on March 18, 2010.
3. Innovative Management Team Will Thrive in New Media Environment
The management team at EMMS has been perhaps the leading innovator in the radio industry for many years:
•	The first radio group to offer an All-Sports station, WFAN in New York.

•	The first radio group to offer a hip-hop station with KPWR in Los Angeles.

•	The first radio group to have the top ranked stations in both New York and Los Angeles.

•	The first U.S. broadcaster to expand into Eastern Europe and operate the leading stations in Hungary and Slovakia.

•	The first to connect radio to the iTunes stores, iPhone and Blackberry.

•	The first to offer on-line television channels tied to their radio stations.
In addition to their radio programming expertise, EMMS has been on the forefront pursuing new media opportunities. EMMS launched Emmis Interactive in 2008 to provide new media products and consulting to the radio industry and today serve their own stations and over 200 non-EMMS stations. In addition, under Smulyan’s leadership, the radio industry is making significant progress in getting FM radio tuners in cell phones. As the radio industry continues to evolve technically and across multiple media, BIA believes that EMMS and its management team are clearly poised to outpace the radio industry in identifying and implementing new streams of revenue.
4. EMMS Management:
The management team at EMMS is one of the most innovative and highly regarded in the radio industry. Smulyan has assembled a top notch team as illustrated by the following profiles:

Jeffrey H. Smulyan, Chairman of the Board
A cum laude graduate of the University of Southern California with a B.A. in History and Telecommunications, Smulyan earned a Juris Doctor degree from USC School of Law. After operating two radio stations — WNTS in Indianapolis and KCRO in Omaha — Smulyan formed and became principal shareholder of EMMS in 1980. Under Smulyan’s leadership, EMMS expanded rapidly and went public in 1994.
He received the American Women in Radio and Television’s Star Award in 1994 and the Entrepreneur of the Year Award from Ernst & Young the following year. In 1995, the radio industry newspaper, R & R, voted Smulyan one of the 10 most influential radio executives of the past two decades. In 2000, Smulyan was honored with the American Women in Radio and Television’s Silver Satellite Award, the National Association of Broadcasters’ National Radio Award, and as Radio Ink’s “Radio Executive of the Year.” In 2004, he was inducted into the Broadcasting & Cable Hall of Fame.
A former director of the National Association of Broadcasters and former Chairman of the Board of Directors of the Radio Advertising Bureau, Smulyan serves as past chair of the Central Indiana Corporate Partnership, a consortium of CEOs from central Indiana’s largest corporations, sits on the Board of Trustees of the University of Southern California and formerly sat on the Board of Directors of Finish Line, Inc., an athletic apparel company. He is a former member of the American, Indiana and Federal Communications bar associations, and has served on numerous civic boards and committees.
EMMS was named one of FORTUNE magazine’s “100 Best Companies to Work For” in 2005 and has been named one of the Best Places to Work in Indiana on numerous occasions.
Patrick Walsh, EVP/Chief Financial/Chief Operating Officer
Walsh joined EMMS in September 2006 as EVP/Chief Financial Officer and was given the additional responsibilities of Chief Operating Officer, with oversight of the EMMS’ Radio Division, in December 2008. Walsh came to EMMS from iBiquity Digital Corporation, the developer and licenser of HD Radio technology, where he served as CFO and Senior Vice President.
Prior to joining iBiquity, Walsh was a management consultant for McKinsey & Company, one of the world’s top management consulting firms. His previous management experience includes positions at General Motors Acceptance Corporation and Deloitte & Touche LLP. He earned a Bachelor of Business Administration degree in accounting and finance from the University of Michigan and an MBA from Harvard Business School.
Rich Cummings, President of Radio Programming
In 1981, Cummings joined EMMS as its first Program Director at flagship station WENS-FM, 97.1 Indianapolis (now Hank FM). In 1984 he became the National Program Director for EMMS.

He launched KPWR, Power 106, Los Angeles in 1986, as well as Hot 97 (WQHT, New York) and the country’s first all-sports station, WFAN, New York in 1987. In 2002, Cummings became President of the Radio Division of EMMS and on December 15, 2008, he became President of Programming for the domestic radio group.
He sits on the boards of the National Association of Broadcasters and Radio Advertising Bureau and is a member of the Board of Trustees at Butler University. He is also on the Board of Directors of Project Sunshine. Cummings graduated Magna Cum Laude from Butler University in 1973 where he majored in Radio/Television and minored in Journalism.